

December 20, 2012

Via Facsimile
Mr. Anthony K. Slater
Chief Financial Officer
Pike Electric Corporation
100 Pike Way
Mount Airy, NC 27030

     Re: **Pike Electric Corporation**
               Form 10-K for the fiscal year ended June 30, 2012
               Filed September 5, 2012
               Form 10-Q for the quarterly period ended September 30, 2012
               Filed November 6, 2012
               File No. 1-32582

Dear Mr. Slater:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended June 30, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25
EBITDA U.S. GAAP Reconciliation, page 37

1.   We note your references to liquidity measures and cash flow from operating activities. Please revise future annual and quarterly filings to either delete these references or to also include a reconciliation of EBITDA to operating cash flows. Reference Item 10(e) of Regulation S-K.

Form 10-Q for the quarterly period ended September 30, 2012

Note 13. Business Segment Information, page 15

2.   We note the changes you have made in your reportable segments. Please provide us with a specific and comprehensive discussion of how you have defined your operating segments and then aggregated them into your reportable segments. In this regard, it is unclear if your four business units represent your operating segments. In addition, please tell us if and how you have redefined your reporting units. In order for us to more fully understand your analysis, please provide us with copies of the reports provided to your chief operating decision maker at September 30, 2012. These reports should reflect actual results and be at the lowest level of detail provided to the CODM. Reference ASC 280 and 350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tricia Armelin, Staff Accountant at (202) 551-3747 or, in her absence, Anne McConnell at (202) 551-3709 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief